

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Haitham Khouri
Chief Executive Officer
Perimeter Solutions, SA
12E rue Guillaume Kroll, L-1882 Luxembourg
Grand Duchy of Luxembourg
352 2668 62-1

>   **Re: Perimeter Solutions, SA**
>   **Registration Statement on Form S-3**
>   **Filed March 15, 2023**
>   **File No. 333-270579**

Dear Haitham Khouri:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jordan Nimitz at 202-551-5831 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services